                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                  NINE MONTHS                 THREE MONTHS
                                              ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                            ------------------------    ------------------------
                                               1998          1997          1998          1997
                                            ----------    ----------    ----------    ----------
Income before income taxes and minority
  interest................................  $4,038,010    $3,476,738    $1,414,529    $1,189,825
Less -- Equity income of less than 50%
  owned persons...........................      83,193        89,193        10,132        23,046
Add -- Dividend from less than 50% owned
  persons.................................      19,225        20,247         1,937         3,682
                                            ----------    ----------    ----------    ----------
                                             3,974,042     3,407,792     1,406,334     1,170,461
Add --
  Fixed charges...........................   1,476,387     1,340,101       468,542       446,820
Less --
  Capitalized interest....................      47,062        35,586        15,175        11,808
                                            ----------    ----------    ----------    ----------
Income before income taxes, minority
  interest and fixed charges..............  $5,403,367    $4,712,307    $1,859,701    $1,605,473
                                            ==========    ==========    ==========    ==========
Fixed charges:
  Interest costs..........................  $1,410,336    $1,284,448    $  446,525    $  428,269
  Rent expense*...........................      66,051        55,653        22,017        18,551
                                            ----------    ----------    ----------    ----------
          Total fixed charges.............  $1,476,387    $1,340,101    $  468,542    $  446,820
                                            ==========    ==========    ==========    ==========
Ratio of earnings to fixed charges........        3.66          3.52          3.97          3.59

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.95 and 5.56 for the third quarter and 5.86 and 5.46 for the first nine months of 1998 and 1997, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.